May 21, 2007
VIA EDGAR AND FACSIMILE (202-772-9368)
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE — Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Dale Welcome, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
John Cash, Accounting Branch Chief

Re:	Form 10-K for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Fiscal Quarter Ended December 31, 2006
File No. 001-10684
Gentlemen and Ms. Baker:
International Game Technology (IGT, we, our, or the Company) received your May 8, 2007 facsimile letter with an additional comment about our response to Comment 5 of your letter dated March 16, 2007. For convenience, your additional comment is restated below in italics prior to IGT’s response.
SEC Comment 1:
Liquidity and Capital Resources. page 36
Stock Repurchases. page 38
We note your response to prior comment five, however, it is still not clear to us how you determined that both transactions should have been classified as equity under EITF 00-19. In this regard, you indicate that the ASR and the SSR qualified for equity classification under paragraphs 8 and 12-32 of EITF 00-19 “...because under all circumstances settlement was based only on IGT’s stock price.” As indicated in paragraph 8 of EITF 00-19, we assume that either (i) the contracts require physical settlement or net-share settlement or (ii) if the contracts give the company a choice of net-cash settlement or settlement in its own shares, you met the criteria set forth in paragraphs 12-32. Please advise. If necessary, please provide your detailed analysis of paragraphs 12-32.
IGT notes the Staff’s comment and supplementally advises the Staff as follows:
Under both the ASR and SSR contracts, there was no outcome that would have required IGT to deliver shares or pay additional cash upon settlement. The ASR and SSR required physical settlement, with neither party having a choice of net-cash settlement, thereby qualifying both contracts for equity classification under paragraph 8 of EITF 00-19. Under no circumstances would net-cash settlement have been required or permitted under either contract, therefore paragraphs 12-13 of EITF 00-19 were not applicable.
International Game Technology
9295 Prototype Drive
Reno, NV 89521
775-448-7777
www.IGT.com

United States Securities and Exchange Commission
May 21, 2007

Additionally, the criteria from paragraphs 14-24 of EITF 00-19 outlined below were not relevant to our ASR or SSR, as IGT was not required or permitted to settle the contracts by delivering shares.
•	The contract permits the company to settle in unregistered shares.

•	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

•	The contract contains an explicit limit on the numbers of shares to be delivered in a share settlement.
Further, the conditions from EITF 00-19 paragraphs 25-32 outlined below were met because neither contract included these terms .
•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. {IGT contracts had no net-cash settlement features}

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•	There is no requirement in the contract to post collateral at any point or for any reason.
International Game Technology acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments. If the Staff should have any further questions regarding this letter or our responses, please contact me at (775) 448-0127 or by fax at (775) 448-9150.
Sincerely,

/s/ Maureen Mullarkey
Maureen Mullarkey
Executive Vice President, Chief Financial Officer and Treasurer
International Game Technology

cc:	Robert T. Plenarski, Esq.
J. Jay Herron, Esq.